NAME OF REGISTRANT: NVIDIA Corporation

NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State St. Suite 200, Boston, MA 02109

The Green Century Equity Fund is filing this solicitation pursuant to the requirements of PX14a6g as it holds in excess of $5 million in shares in the Company in funds under management.

Shareholder Proposal No. 7 on NVIDIA Corporation’s 2026 Proxy Statement:

Greenhouse Gas Emissions Disclosure

NVIDIA Company Symbol: NVDA

Filed by: The Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the proposal filed at NVIDIA Corporation (hereby referred to as “NVIDIA” or “the Company”) in the 2026 proxy statement asking the Company to disclose the greenhouse gas (GHG) emissions from use of its sold products. The Proponent believes that taking such action would allow investors to better analyze risks and opportunities that may impact the value of the business and keep the company competitive with peers.

RESOLVED: Shareholders request that NVIDIA issue a report, at reasonable cost and omitting proprietary information, disclosing the GHG emissions from use of its sold products.

SUPPORTING STATEMENT: Proponents recommend, at management’s discretion:

•	Disclosing emissions that account for major sources of its total GHG footprint;
•	Considering GHG emissions disclosure guidance;

•	Reporting based on reasonable emissions estimates, updated annually, and providing timelines for issuing or completing disclosures;

•	Outlining whether and how the company plans to achieve absolute emissions reductions.

RATIONALE FOR A “YES” VOTE

1.	Failure to meet investor expectations – NVIDIA's climate disclosures are insufficient in addressing the majority of its GHG emissions and exclude material information about the Company’s exposure to climate risks.

2.	Competitive risk – NVIDIA lags peers in disclosing its use of sold products emissions and outlining actions to reduce them. As NVIDIA’s major customers seek to achieve and demonstrate emission reductions, the Company faces competitive risk.

3.	Reputational risk – In delaying complete GHG emissions disclosures, NVIDIA fails to demonstrate it is addressing a significantly large and fast-growing source of emissions. This exposes the Company and its customers to reputational risks that may impact demand for NVIDIA’s products.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

BACKGROUND

All ten of the warmest years in the past 175 years have occurred in the last decade.1 In 2025, anthropogenic climate change led to increased average temperatures across every U.S. county.2

A changing climate has economy-wide impacts. Climate change has already cut U.S. incomes by nearly 12% since 2000.3 Emissions from the U.S. alone have caused over $10 trillion in global economic damages since 1990, with roughly a third of damages occurring within the U.S.4 With 3°C of temperature rise expected by 2050, global reductions in output, capital and consumption could exceed 50%.5

Climate change thus poses a systemic risk to economic stability and threatens investors’ portfolios with uncertainty and volatility. Given that the overall performance of financial markets determines 75-94% of portfolio returns, the health of the economy is key to the long-term performance of diversified shareholders’ portfolios.6 Therefore, the climate-related actions of companies not only materially affect the financial system as a whole but also the portfolios of diversified investors.

Climate change also imposes business-level costs on individual companies. A study evaluating the consequences of climate hazards across 20 industries estimated that company-level risk to fixed asset value will result in $560-$610 billion in yearly losses by 2035 for listed companies.7 For technology companies, intensifying climate hazards are expected to raise annual data center costs $81 billion by 2035.8 As climate change intensifies, the cost of inaction is becoming higher than that of mitigation.9

NVIDIA is a major supplier for the construction of emissions-intensive data centers, which are compounding climate change and its associated risks. In 2023, data centers accounted for 4.4% of annual U.S. electricity consumption, and projections expect this to rise to 12% of electricity use by 2028.10 Globally, data centers' energy use is forecast to grow nearly 15% per year from 2024 to 2030, four times faster than all other sectors.11 As demand for data centers continues to increase, so too does the demand for energy to power them. Coal and natural gas may meet over 40% of the additional electricity demand from data centers until 2030, and AI growth is expected to emit an additional 24 to 44 million metric tons of carbon dioxide by 2030.12

NVIDIA’s current approach to disclosing its GHG emissions does not demonstrate that it is adequately managing the climate risks its business is exacerbating. NVIDIA does not report the emissions from its use of its sold products and fails to commit to a timeline for disclosure in the future disclosure plans outlined in its 2026 proxy statement.13 Emissions from the Company’s use of sold products are critical to data center build-out and tracking progress toward the achievement of its 2030 goal to reduce the emissions intensity from its use of sold products. Peers demonstrate that emissions from the use of sold products are likely a significant contributor to NVIDIA’s GHG footprint and a key metric for assessing the effectiveness of NVIDIA’s climate strategy.

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1 https://www.nytimes.com/2025/03/18/climate/global-temperatures-wmo-report.html

2 https://www.climatecentral.org/climate-matters/2025-in-review-us-temperatures

3 https://www.sciencefocus.com/news/climate-change-income

4 https://sustainability.stanford.edu/news/study-links-past-emissions-trillions-future-economic-damages

5 https://www.weforum.org/stories/2024/06/nature-climate-news-global-warming-hurricanes/

6 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters, 2021

7 https://www.weforum.org/stories/2025/03/how-climate-hazards-are-reshaping-business-realities-and-responses/

8 https://www.weforum.org/stories/2025/10/data-centres-3-3-trillion-question-heat-cooling/

9 https://www.nber.org/papers/w32450; https://policyintegrity.org/publications/detail/gauging-economic-consensus-on-climate-change

10 https://www.congress.gov/crs-product/R48646

11 https://www.iea.org/reports/energy-and-ai/energy-demand-from-ai

12 https://www.iea.org/reports/energy-and-ai/energy-supply-for-ai; https://www.npr.org/2025/11/14/nx-s1-5608188/data-center-ai-space-lizards

13 https://www.sec.gov/Archives/edgar/data/1045810/000104581026000036/nvda-20260512.htm#i9b2e9fb65f45455684412e04defb9a16_148, 68

NVIDIA’s current reporting on its contribution and response to climate change lags peer performance and investor expectations. As a result, NVIDIA exposes itself to reputational, competitive, and supply-chain risks and fails to safeguard shareholder value.

I.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors increasingly expect companies to address the material impacts of climate change by disclosing their climate impact, assessing their exposure to climate risk, and setting public targets to manage these risks.14

NVIDIA's 10-K notes that “climate change may have an increasingly adverse impact on our business.”15 The Company highlights “scrutiny from shareholders, regulators and others regarding our corporate sustainability practices” as a specific climate-related business risk.16

Nevertheless, NVIDIA fails to disclose the absolute emissions from its use of sold products – an essential step toward reaching its target to reduce emissions intensity from use of sold GPU products by 75% per PFLOP by FY30.17 The lack of reporting on the Company’s use of sold products emissions leaves investors unable to assess if NVIDIA has an actionable plan to achieve its target and prevents investors from measuring progress against a baseline going forward. The ongoing omission of this data leaves investors uncertain if NVIDIA is adequately responding to the impacts of climate change on its bottom-line and investor returns.

Disclosure on corporate actions and progress to mitigate climate risk are valuable to investors.

•	A PwC 2024 survey of investors found that 75% of respondents agreed that they would moderately or significantly increase their investment in companies taking a range of climate-related actions, with the greatest support for those building more sustainable supply chains. 64% urged companies to moderately or significantly increase their investment to reduce carbon emissions.[18]

•	A survey of institutional asset owners and managers averaging above $250 million found that 93% of investors believe climate-related risks are likely to affect the performance of investments over the next two to five years.[19]

•	An MSCI survey found that 88% of investors in both North America and Europe analyze the emissions of their investments to more fully consider risk.[20]

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14 https://theinvestoragenda.org/wp-content/uploads/2024/08/2024-Global-Investor-Statement-to-Governments-on-the-Climate-Crisis.pdf; https://www.climateaction100.org/news/as-the-2024-proxy-season-gets-underway-climate-action-100-investors-call-on-companies-to-improve-climate-lobbying-accounting-and-governance/

15 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf, 21

16 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf, 21& 28

17 https://images.nvidia.com/aem-dam/Solutions/documents/NVIDIA-Sustainability-Report-Fiscal-Year-2025.pdf, 12

18 https://www.pwc.com/gx/en/news-room/press-releases/2024/pwc-2024-global-investor-survey.html

19 https://www.gsb.stanford.edu/sites/default/files/publication/pdfs/cgri-survey-2024-institutional-investor-survey-sustainability_0.pdf, 4

20 https://www.msci-institute.com/themes/climate/climate-change-dominates-investors-outlook-stanford-msci-sustainability-institute-survey-finds/

Emissions from use of sold products typically comprise a significant portion of a semiconductor company’s GHG footprint. They are thus essential to meeting investor expectations for information on a company’s understanding and mitigation of climate-related risks.

Investors cannot understand a company’s GHG footprint without complete information on where emissions occur within the businesses. Complete emissions data allows companies and investors to better understand climate-related risks and progress to reduce them.

•	A Boston Consulting Group study found that the use of sold products accounts for 63% of a semiconductor’s total emissions and 99% of overall Scope 3 supply-chain emissions.[21]

•	Intel and AMD reported use of sold products emissions comprising 52% and 77% of their total carbon footprints, respectively.[22]

Without disclosing emissions from the use of sold products, investors lack data on one of NVIDIA’s largest and fastest-growing sources of emissions contributing to climate-related risks.

•	NVIDIA’s controls about 90% of the market for the semiconductors that power energy-intensive AI and data center projects and, in the three months that ended in January 2026, sales of its chips for AI data centers rose 71%.[23]

•	The Company’s 10-K highlights that “our business could be negatively impacted by concerns around the high absolute energy requirements of our GPUs.”[24]

•	In its 2025 sustainability report, NVIDIA acknowledges that “reducing energy and emissions per computation represents NVIDIA’s biggest opportunity to reduce emissions and to support global sustainability efforts.”[25]

Without an understanding of how NVIDIA is tracking and managing a significant share of its GHG footprint, investors can neither assess the related risks to their portfolios nor meaningfully compare the Company’s climate mitigation progress to its peers’.

NVIDIA's annual report from February 2026 also removed prior information on its climate strategy, including a section entitled “sustainability and governance.”26 This reduction in reporting occurred despite NVIDIA’s reported Scope 3 emissions nearly doubling between fiscal years 2024 and 2025.27

NVIDIA reporting emissions from use of sold products would provide data to assure investors that the Company is addressing a major source of climate-related risk that threatens its financial stability.

II.	COMPETITIVE RISK, INCLUDING LOSS OF MARKET ACCESS

NVIDIA lags peers in disclosing data and actions to reduce emissions from its use of sold products. In its 10-K, the Company notes the “market for our products is intensely competitive and is characterized by rapid technological change and evolving industry standards.”28 As competitors more effectively communicate and manage the impacts of climate change for their major customers, NVIDIA faces a growing risk of competitive disadvantage.

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21 https://discover.semi.org/rs/320-QBB-055/images/Transparency-Ambition-and-Collaboration-BCG-SEMI-SCC-20230919.pdf, 5

22 https://csrreportbuilder.intel.com/pdfbuilder/pdfs/CSR-2024-25-Full-Report.pdf, 36; https://www.amd.com/content/dam/amd/en/documents/corporate/cr/amd-cdp-corporate-2025-questionnaire-2024-data.pdf, 166;

23 https://www.nytimes.com/2026/02/25/technology/nvidia-earnings.html

24 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf, 22

25 https://images.nvidia.com/aem-dam/Solutions/documents/NVIDIA-Sustainability-Report-Fiscal-Year-2025.pdf, 12

26 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf

27 https://images.nvidia.com/aem-dam/Solutions/documents/NVIDIA-Sustainability-Report-Fiscal-Year-2025.pdf, 29

28 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf, 8

NVIDIA lags competitors in disclosing use of sold products emissions and outlining initiatives to reduce them.

•	Advanced Micro Devices discloses downstream emissions from 2022 to 2024, including product use, and reports near- and long-term actions to reduce product use emissions in a separate climate transition plan.[29]

•	Intel began reporting emissions from product energy usage and progress toward goals to reduce them in 2020, as well as in its 2024 and 2025 climate transition plans.[30]

•	Huawei discloses the use of sold products emissions for which it has reliable data.[31]

Businesses assess their supply chain’s sustainability performance, including emission data, to manage environmental risks.

•	A 2025 survey from Bain & Company reports that heightening supply chain scrutiny resulted in 49% of companies buying more from their more sustainable suppliers. Respondents reported leaving suppliers that don’t meet their sustainability criteria; 49% expect to do so by 2028.[32]

•	A 2025 survey from the Massachusetts Institute of Technology found that 70% of companies include sustainability criteria in supplier selection and over half request emissions data.[33]

•	A 2024 CDP study found that companies estimate $162 billion in potential financial costs tied to supply chain climate-related risks.[34]

Major NVIDIA customers have ambitious climate commitments yet report increasing emissions and associated risks from AI integration.

•	Amazon aims to reach net-zero carbon emissions by 2040, with supplier engagement listed as a key strategy.[35]

•	Google has a goal to achieve net-zero emissions by 2030.[36]

•	Meta has a goal to achieve net-zero emissions across its value chain in 2030.[37]

•	Oracle committed to achieving net-zero emissions by 2050 and halving emissions by 2030.[38]

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29 https://www.amd.com/content/dam/amd/en/documents/corporate/cr/corporate-responsibility-report.pdf, 94; https://www.amd.com/content/dam/amd/en/documents/corporate/cr/climate-transition-plan.pdf, 17

30 https://csrreportbuilder.intel.com/pdfbuilder/pdfs/CSR-2024-25-Full-Report.pdf, 36 & 47; https://csrreportbuilder.intel.com/PDFfiles/archived_reports/Intel-2019-20-CSR-Report.pdf, 39; https://www.intel.com/content/dam/www/central-libraries/us/en/documents/2026-01/climate-transition-action-plan.pdf, 7

31 https://dlscdpdpsharingprd.blob.core.windows.net/sharing/data_products/CommercialPublicPDFs/20250725_100600/chunk_42/HuaweiTechnologiesCoLtd_2024_SHAREABLE_20250725_100600.pdf?se=2026-06-30&sp=r&sv=2023-11-03&sr=b&sig=B4Y%2B2te%2Bs84kLxijVvVjX9HUr4JRRU0Bmjuy6A7qCQ8%3D, 134

32 https://www.esgtoday.com/half-of-corporate-buyers-spending-more-with-sustainable-suppliers-and-plan-to-drop-unsustainable-ones-bain-survey/

33 https://sustainable.mit.edu/files/2025/12/2025_State-Sustainable-Supply-Chains-MIT-CSCMP_final.pdf, 28

34 https://www.cdp.net/en/press-releases/cdp-report-reveals-untapped-business-gains-of-usd165-billion

35 https://sustainability.aboutamazon.com/climate-solutions

36 https://sustainability.google/operating-sustainably/net-zero-carbon/

37 https://www.wsj.com/livecoverage/stock-market-today-dow-sp-500-nasdaq-02-17-2026/card/meta-will-buy-millions-of-nvidia-chips-for-ai-buildout-cedjCrl4cbOjRYb8dhx0; https://sustainability.atmeta.com/climate/

38 https://www.oracle.com/social-impact/planet/#goals

NVIDIA's largest customers with climate targets face climate-related risks, including physical and reputational risk, as their supply-chain emissions increase due to AI and data centers.

•	Data center and AI growth relies on an increased supply of emissions-intensive GPUs, software, and hardware.[39]

•	Meta, Google, and Amazon cite AI and cloud expansion as contributors to rising total emissions.[40]

•	Growing emissions from AI have been followed by negative press coverage that companies note as a risk to business. 72% of S&P 500 companies disclosed at least one material AI risk in 2025, and companies cited reputational risk as the top AI concern.[41]

NVIDIA faces market access risk by continuing to lag peers in meeting customer expectations for climate ambition and action.

Given these risks, customers may seek suppliers like NVIDIA to demonstrate meaningful progress and action to reduce GHG emissions. Without data on a significant emissions source, NVIDIA is unable to demonstrate such progress.

NVIDIA's 10-K acknowledges the “failure to meet the evolving needs of our industry and markets may adversely impact our financial results,” particularly that “customers and government regulators have focused on corporate sustainability practices and disclosures, including those associated with climate change.”42

The Company faces additional risk as its customers become competitors through their development of proprietary AI technologies. NVIDIA lists Alphabet, Amazon, and Microsoft as competitors in its 10-K due to “internal teams designing hardware and software that incorporate accelerated or AI computing functionality as part of their internal solutions or platforms.”43 Proprietary technology provides greater control and visibility into a company’s energy use and emissions and, therefore, may better allow competitors to demonstrate measurable sustainability progress.

As NVIDIA lags peers and customers in disclosing use of sold product emissions and actions to reduce them, major customers may shift spending to suppliers and develop technologies that illustrate stronger climate action.

III.	REPUTATIONAL RISK

NVIDIA’s 10-K recognizes that “we may not achieve our stated sustainability-related goals, which could harm our reputation.”44 NVIDIA’s failure to report the large portion of emissions from its use of sold products heightens the reputational risk and loss of brand value associated with concern about the environmental effects of AI and data centers and their impact on the achievement NVIDIA’s climate targets.

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39 https://news.mit.edu/2025/explained-generative-ai-environmental-impact-0117

40 https://www.reuters.com/sustainability/climate-energy/tech-giants-indirect-emissions-rose-150-three-years-ai-expands-un-agency-says-2025-06-05/; https://www.npr.org/2024/07/12/g-s1-9545/ai-brings-soaring-emissions-for-google-and-microsoft-a-major-contributor-to-climate-change

41 https://corpgov.law.harvard.edu/2025/10/15/ai-risk-disclosures-in-the-sp-500-reputation-cybersecurity-and-regulation/

42 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf, 14 & 28

43 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf, 9

44 https://d18rn0p25nwr6d.cloudfront.net/CIK-0001045810/e361e58a-7483-44f5-bc62-a9080ae6ec72.pdf, 22

Companies’ value is affected by reputational strength and credibility.

•	2026 analysis by Burson found that a strong reputation delivers a nearly 5% "Reputation Return" in unexpected shareholder value. The tech sector was highlighted as being more harshly judged on the reputation dimensions of governance, leadership, and citizenship.[45]

•	A 2025 study found that firms with comprehensive and timely disclosures experienced positive stock market reactions, including greater price stability and increased investor confidence. The results highlighted the growing importance of environmental, social, and governance factors in shaping investor decisions and stock performance.[46]

The environmental consequences of rapid AI and data center expansion have spurred negative public sentiment.

•	The proportion of U.S. voters who strongly oppose data center development grew by 50% between late 2025 and early 2026.[47]

•	A 2026 Pew Research Center study found that more Americans say data centers have a negative effect on the environment, home energy costs and people’s quality of life than a positive effect, with impact on the environment receiving the highest percentage of scrutiny.[48]

•	Around 4 in 10 U.S. adults are “extremely” or “very” concerned about the environmental impacts of AI, measuring higher than the cryptocurrency, meat production and air travel industries.[49]

Major tech companies are facing public and government opposition to data center and AI projects due to their environmental impacts, which may impact demand for NVIDIA’s products.

•	Amazon, Alphabet, Microsoft, and Meta have all received negative press from major outlets and/or government officials due to the increasing GHG emissions associated with their data center and AI investments.[50]

•	Data Center Watch found that between March and June 2025, community opposition led to $98 billion in data center projects being blocked or delayed.[51]

•	Local pushback resulted in at least 20 proposed data center projects, accounting for more than $41.7 billion in investment, being canceled during the first three months of 2026— breaking a record set only in the previous quarter.[52]

•	As of April 2026, ten states have proposed temporary bans on data-center construction.[53]

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45 https://www.bursonglobal.com/p/reputation-economy

46 https://iiardjournals.org/get/IJBFR/VOL.%2011%20NO.%204%202025/FINANCIAL%20DISCLOSURE%20AND%20STOCK%2045-55.pdf

47 https://heatmap.news/plus/the-fight/spotlight/data-center-support-plummets-poll

48 https://www.pewresearch.org/short-reads/2026/03/12/how-americans-view-data-centers-impact-in-key-areas-from-the-environment-to-jobs/

49 https://epic.uchicago.edu/insights/2025-poll-americans-views-on-the-environmental-impact-of-ai/

50 https://www.reuters.com/sustainability/climate-energy/tech-giants-indirect-emissions-rose-150-three-years-ai-expands-un-agency-says-2025-06-05/; https://apnews.com/article/technology-artificial-intelligence-climate-change-data-centers-ef3a9c264bd6376d77e2c81ab266fb38; https://www.npr.org/2024/07/12/g-s1-9545/ai-brings-soaring-emissions-for-google-and-microsoft-a-major-contributor-to-climate-change; https://www.theguardian.com/technology/2025/nov/28/amazon-ai-climate-change; https://www.theguardian.com/technology/2026/apr/17/microsoft-us-tech-firms-lobbied-eu-secrecy-rules-datacentre-emissions; https://www.nytimes.com/2025/08/05/climate/tech-companies-climate-goals.html; https://www.gao.gov/products/gao-25-107172

51 https://www.datacenterwatch.org/q22025

52 https://heatmap.news/politics/local-opposition-data-center-cancellations

53 https://www.wsj.com/tech/ai/these-cities-and-states-are-taking-aim-at-data-centers-3b98adf1

•	NVIDIA received negative press due to a recent report ranking the Company last on AI supply chain decarbonization, which encompasses emissions from use of sold products.[54]

Comprehensive emissions disclosures would enhance transparency and demonstrate accountability regarding the absolute GHG emission reductions associated with NVIDIA’s goal to reduce emissions intensity from use of sold GPU products.55 Continuing to lag on reporting on its goal exacerbates the reputational risk of failing to take responsibility for the climate risk NVIDIA’s business is compounding.

CONCLUSION

Despite the competitive and reputational risks climate change pose to its business, NVIDIA has yet to prove it is taking substantive steps to address its rising GHG emissions, particularly by disclosing data on one of its largest sources of emissions. Its current GHG emissions disclosures fail to exhibit to investors that it is meaningfully addressing these risks. To meet investor expectations and safeguard shareholder value, NVIDIA should disclose the emissions from its use of sold products.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

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54 https://www.greenpeace.org/eastasia/press/68382/nvidia-ranks-last-on-ai-supply-chain-decarbonization-greenpeace-report-finds/; https://www.euronews.com/next/2025/11/06/nvidia-first-to-hit-5-trillion-valuation-but-last-in-ai-supply-chain-decarbonisation-study

55 https://images.nvidia.com/aem-dam/Solutions/documents/NVIDIA-Sustainability-Report-Fiscal-Year-2025.pdf, 12